

October 2, 2013

Via E-mail
Mr. Patrick Wong
Chief Financial Officer
Zoom Technologies, Inc.
136 First Street
Nanuet, NY 10954

Re: **Zoom Technologies, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed September 25, 2013
        File No. 000-18672

Dear Mr. Wong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your proxy to address how the reverse stock split would impact the number of shareholders required under NASDAQ listing standards possibly triggering a going private transaction under Rule 13e-3. We note that in your Form 10-K for fiscal year ended December 31, 2013, you disclose having only 166 stockholders of record as of March 28, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director